EXHIBIT (a)(1)



                            BellaVista Capital, Inc.
                               420 Florence Street
                                    Suite 200
                           Palo Alto, California 94301





April 24, 2006


Dear Fellow Shareholder:

         I am writing to you on behalf of the entire Board of Directors (the "Board") of BellaVista Capital Inc. ("BellaVista").

         A group of entities associated with Mackenzie Patterson Fuller, Inc. (collectively "MPF") have made an unsolicited tender offer (the "Offer") to you and your fellow shareholders to purchase up to 1,000,000 shares of BellaVista's common stock (the "Shares").

         MPF are offering you and your fellow shareholders a price of $2.25 per Share. You may have received information from MPF regarding the other terms and conditions of the Offer and may also have seen that information on a Schedule TO ("Schedule TO") filed by MPF with the Securities and Exchange Commission (the "SEC") on April 14, 2006. A copy of Schedule TO is posted on the SEC's website at http://www.sec.gov.

         BellaVista is required by the SEC's rules to either (1) make a recommendation whether you should accept or reject the Offer or (2) state that BellaVista is remaining neutral with respect to the Offer.

         The Board has reviewed and carefully considered the Offer and concluded that the price offered to BellaVista shareholders for their Shares is inadequate.

         ACCORDINGLY, THE BOARD UNANANIMOUSLY RECOMMENDS THAT YOU AND YOUR FELLOW STOCKHOLDERS REJECT THE OFFER AND NOT TENDER ANY SHARES IN CONNECTION WITH THE OFFER.

         No member of the Board and none of the Company's executive officers, affiliates or subsidiaries intends to tender or sell any Shares in the Offer.

         The reasons for the Board's recommendation are discussed below.

         The offered price was established based on MPF's objectives and not necessarily in the best financial interest of BellaVista's shareholders.

         In Schedule TO, MPF indicated that the Offer is being "made for investment purposes and with the intention of making a profit from the ownership of the Shares." MPF also acknowledged that they were "motivated to establish the lowest price which might be acceptable" to you and your fellow BellaVista shareholders.

         The Board believes that these statements demonstrate that the price that is being offered to you has been established based solely on MPF's financial and business objectives and not with the best interest of the BellaVista's shareholders in mind. Also, in determining the amount to be offered to BellaVista shareholders for your Shares, MPF used a so-called liquidity discount which reduces the value of the Shares on the assumption that they cannot be easily sold. It is not clear to the Board that the liquidity discount used by MPF is appropriate or the correct measure.

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         The Board recently estimated the net realizable value of BellaVista's assets to be $4.30 per Share, as of the end of our most recent fiscal quarter at March 31, 2006. This estimated net asset value per Share, while not reflecting a current market value for the Shares as there is no established public market, is nevertheless significantly higher than the $2.25 per share offer made by MPF, and we believe the estimated net asset value per Share more closely represents fair consideration for your Shares.

         The Price does not adequately account for the benefit of the Net Operating Losses to be realized by Shareholders.

         As we have noted in prior public filings, BellaVista projects to have over $90 million in Net Operating Loss carry forward which will allow BellaVista to retain more of the income generated by our new investments. This potentially will result in a higher return on investment to BellaVista which, in turn, may allow us to provide a higher return to you and your fellow shareholders in the form of increased Share value. Our view is that the Offer does not adequately account for the value of the benefits of the Net Operating Loss carry forward.

         The concentrated ownership of a large block of Shares may affect decisions made by BellaVista in a manner disadvantageous to other stockholders.

         MPF currently owns 615,355 shares, or 4.1% of BellaVista's oustanding shares, which were acquired in their previous Tender Offers. If MPF acquire the desired percentage of Shares that constitute the Offer, they will become BellaVista's largest affiliated shareholder group and voting block, owning almost 11% of our outstanding shares. This concentration of ownership may influence business decisions in a manner that adversely affects you and the remaining shareholders. We would further note that MPF has acquired its shares on significantly different terms, and may have different objectives with respect to their investment, than other shareholders.

         The Board cannot assure you that the consideration to be paid by MPF in connection with the Offer represents fair value, but you should carefully evaluate your short term and long-term financial objectives with respect to your investment in BellaVista. As you know, BellaVista has disclosed that the Company does not plan to redeem shares or issue dividends or distributions through the end of 2008. In the absence of any established market for the Shares, we understand that shareholders may seek to explore liquidity options, or to compare these options to the Offer. You should make your own decision whether to tender or refrain from tendering your Shares and should consider a multitude of factors including (i) your investment objectives, (ii) your financial circumstances including risk tolerance and need for liquidity, (iii) your views as to BellaVista's prospects and outlook, (iv) an analysis and review of all publicly available information about us, (v) other financial opportunities available to you, (vi) your own tax position and tax consequences, and (vii) other factors that you may deem relevant. Under any circumstances, you should be aware that a sale of your Shares will have significant tax consequences.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

         If you need further information about your options, please feel free to contact us at 420 Florence Street, Suite 200, Palo Alto, California 94301 or by telephone at (650) 328-3060.

Sincerely,


Michael Rider
President